December 9, 2011

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:       Comment Letter dated October 26, 2011

            Braskem S.A.

            Form 20-F for Fiscal Year Ended December 31, 2010

            Filed June 10, 2011

            File No. 1-14862

Dear Mr. Cash:

By letter dated October 26, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 10, 2011 (the “2010 Form 20-F”) by Braskem S.A. (the “Company”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2010 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

15. Intangible Assets, page F-70

1.        We note your response to our prior comment 13. Please provide us a more specific and comprehensive discussion of the nature of the discrete financial information available for your Polyolefins and Vinyls business units. Please ensure that your discussion includes, but is not limited to, any discrete financial information related do the products in the business units. Also, please confirm to us that each of these two reportable segments are also operating segments, as defined in paragraph 5 of IFRS 8, and that neither of these two reportable segments included aggregated operating segments as contemplated by paragraph 12 of IFRS 8.

The discrete financial information available for the Polyolefins and Vinyls business units consists primarily, as disclosed in our Note 28 (a) to the December 31, 2010 financials, of the  operating results broken down into revenues, cost of goods sold, operating expenses (including selling, general and distribution expenses, equity results in associates, other operating expenses and other items which maybe relevant).  Information available on a product basis, for both the Vinyls and the Polyolefins segments, consists only of  (1) production and sales volume, (2) technical indexes of consumption of raw and secondary materials, (3) rates of capacity utilization and (4) other plant operational indices.

Although the aforementioned discrete financial information is available at a lower level in the case of the Polyolefins operating segment – at the Polyethylene and Polypropylene Cash Generating Units (“CGUs”) levels –  the CGUs are currently not considered a separate reportable segments as it does not fulfill all of the characteristics described under paragraph 5 (a) through (c) of IFRS 8 to be considered a separate reportable segment, mainly due to the fact that the Chief Operating Decision Maker only reviews operating results regularly at the Polyolefins and Vinyls levels and therefore we confirm that these two reportable segments are also the operating segments in accordance with paragraph 5 of IFRS 8. It should be noted that even though long-lived assets are monitored for impairment at the CGU’s level, goodwill is not allocated nor monitored at that level for polypropylene and polyethylene, but rather at the Polyolefins segment level.

As discussed in the above paragraph no aggregation is made,  in accordance with paragraph 12 of IFRS 8, due to fact that the information available at lower levels does not meet the definition of a separate reportable segment under IFRS 8.5.

27. Earnings per Share (EPS), page F-116

2.        We note your response to our prior comment 18. Please revise future filings to separately identify the impact of each class of shares in your reconciliation. Please also disclose whether any shares are excluded because the impact would be anti-dilutive. Reference IAS 33.70.

Consistent with paragraph 70 of IAS 33, we will include in our future filings a reconciliation of the weighted average number of shares used as the denominator in calculating earnings per share, and also disclose the impact of common shares, Class A preferred shares and the dilutive potential effect of Class B converted to Class A preferred shares (in the ratio of 2 Class B for each Class A), in the basic and diluted calculation.

The net income for the year is allocated by the following in accordance with the Company’s bylaws, in order of priority:

a)      the distribution of the priority non-cumulative dividends of 6% of the unit value of Class A and Class B preferred shares;

b)      the remaining after the distribution of (a), if any, to pay dividends to common share of 6% of its unit value; and

c)      if there is still any surplus after the distribution of (a) and (b), the remaining amount is distributed to common and Class A preferred shareholders on an equal footing, so that common and Class A preferred shareholders receive the same amount of the net income for the year.

d)     Due to the fact that, in accordance with the Company’s By Laws, Class B Preferred Shares can be converted at the ratio of two to one at any time, only at the request of its holders (nor the stockholders’s meeting nor the board have a veto right in that conversion), it was considered to be equal to Class A Preferred shares, and as participating in the net income for the year, for diluted earnings per share.

	December 31, 2010
	Basic	Diluted

Net income for the year	1.895.309	1.895.309

Distribution of priority dividend (a):
Attributable to Class B preferred shareholders	358

Remaining surplus (b) (numerator):	1.894.951	1.895.309
	-	-

Weighted average number of shares (denominator):	715.168.348	715.465.257

Earnings per share (in R$):
Common shares	2,6497	2,6491
Classe A preferred shares	2,6497	2,6491

Weighted average number of shares, per class of:
Common shares	374.037.573	374.037.573
Classe A preferred shares	341.130.775	341.130.775
Potential conversion to Class A preferred shareholders (in the ration of 2 Class B preferred shares to each Class A preferred share)		296.909
	715.168.348	715.465.257

Distribution of remaining dividend, per class of:

Common shares	991.071	990.847
Attributable to Class A preferred shareholders	903.880	903.675
Attributable to potential conversion to Class A preferred shareholders (in the ration of 2 Class B preferred shares to each Class A preferred share)		787
	1.894.951	1.895.309

3.        We note your determination that the Class A preferred shares are considered to be equal to common shares and your statement that the Class A preferred shares can be converted into common shares “upon approval in general stockholders’ meeting.” Please explain to us what, if any, remedies are available to Class A preferred shareholders if approval to convert their shares into common shares is not obtained.

As discussed in our response to questions 2 and 4 Class A preferred shares are considered to under the terms of IAS 33.6, as it participates equally to common shareholders’ in the remaining undistributed profit for the year, after other types of shares have received their minimum dividends.

In the case that Class A preferred shareholders requested conversion into common shares were not approved by the stockholders’ meeting there would be no remedies available to Class A preferred shareholders in relation to its conversion into common shares. However, as previously discussed, Class A preferred shareholders would still participate equally to common shareholders on the remaining undistributed profits for the year.

4.        We also note your disclosure on page F-113 that “preferred shares … have priority over common shares in the annual payment of cumulative dividend of 6% of their unit value.” We further note your disclosure on page F-114 that “[w]hen the priority dividend paid to preferred shareholders is equal to or greater than 25% of the net income for the year calculated based on article 202 of the Corporate Law, it constitutes the full payment of the mandatory dividend.” Based on this disclosure it appears that your calculation of basic earnings per share should only include common shares because the common shares participate in the profit for the period only after the Class A and B preferred shares have received the priority dividend. Please provide us with the accounting guidance you relied upon to form your conclusion that the Class A Preferred shares should be included in the calculation of basic earnings per share. Refer to paragraphs 5, 6, 9, and 10 of IAS 33.

Paragraph 6 of IAS 33, transcribed below, states that the timing when common shares participate in the allocation of net income:

“33.6 Ordinary shares participate in profit for the period only after other types of shares such as preference shares have participated. An entity may have more than one class of ordinary shares. Ordinary shares of the same class have the same rights to receive dividends.”

The net income for the year is allocated by the following in accordance with the Company’s bylaws, in order of priority:

a)        the distribution of the priority non-cumulative dividends of 6% of the unit value of Class A and Class B preferred shares;

b)        the remaining after the distribution of (a), if any, to pay dividends to common share of 6% of its unit value; and

c)        if there is still any surplus after the distribution of (a) and (b), the remaining amount is distributed to common and Class A preferred shareholders on an equal footing, so that common and Class A preferred shareholders receive the same amount of the net income for the year.

In connection with items (b) and (c) above, and based on the Company’s By Laws, in the occurrence of any remaining surplus after the distribution of priority dividends, Class A preferred shares would participate equally to common shares in the distribution of any additional surplus and therefore it should be included in the calculation of basic earnings per share. Because of this feature it is Management’s understanding that Class A Preferred shares meet the definition of item b of paragraph A 13 of IAS 33(a) and (b), as stated below:

“A13. The equity of some entities includes:

(a)                instruments that participate in dividends with ordinary shares according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).

(b)                  a class of ordinary shares with a different dividend rate from that of another class of ordinary shares but without prior or senior rights.”

The calculation shown in our response to question No. 2 was based on the paragraph  A14 of  IAS 33, which is transcribed below:

“A14 For the purpose of calculating diluted earnings per share, conversion is assumed for those instruments described in paragraph A13 that are convertible into ordinary shares if the effect is dilutive. For those instruments that are not convertible into a class of ordinary shares, profit or loss for the period is allocated to the different classes of shares and participating equity instruments in accordance with their dividend rights or other rights to participate in undistributed earnings. To calculate basic and diluted earnings per share:

(a) profit or loss attributable to ordinary equity holders of the parent entity is adjusted (a profit reduced and a loss increased) by the amount of dividends declared in the period for each class of shares and by the contractual amount of dividends (or interest on participating bonds) that must be paid for the period (for example, unpaid cumulative dividends).

(b) the remaining profit or loss is allocated to ordinary shares and participating equity instruments to the extent that each instrument shares in earnings as if all of the profit or loss for the period had been distributed. The total profit or loss allocated to each class of equity instrument is determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

(c) the total amount of profit or loss allocated to each class of equity instrument is divided by the number of outstanding instruments to which the earnings are allocated to determine the earnings per share for the instrument.

Exhibits

5.                  We note your response to our prior comment 20. Please note that the reference to “continuing contracts to purchase the major pan of your requirement of … raw materials” is an example of a type of contract upon which a business might be substantially dependent. In the case of your contracts with Petrobras, we believe that other circumstances deserve consideration in determining whether the contracts are material to your business and to investors and should be filed as exhibits.

While we understand that naphtha may be available from other sources, it appears from your disclosure that you currently depend substantially upon your contracts with Petrobras for your supply of naphtha. As you disclose in your filing, Petrobras is currently the only Brazilian supplier of naphtha and has historically supplied all or a majority of the naphtha consumed by your Basic Petrochemicals Unit and your Quattor Unit. We also note your disclosures regarding the volatility of the price of naphtha, the percentage of your consolidated cost of sales and services rendered in 2010, the adverse impact you would likely experience if your ability to obtain naphtha from Petrobras were impaired, and the risk that regulatory changes that ended Petrobras' monopoly in the Brazilian naphtha market and allowed you import naphtha from other sources could be reversed. In view of these disclosures, we believe that you should file your agreements with Petrobras for the supply of naphtha with your next report.

Regarding the propylene supply contracts with Petrobras, you state that “the loss of supply under all of the propylene supply contracts with Petrobras would not lead to a decline in net sales of substantially less than 16.7%” (emphasis added). This suggests that such loss could lead to a decline of up to 16.7%. Please clarify for us why you do believe that the portion of your net sales that is dependent upon Petrobras’ supply of propylene to you is not substantive. Alternatively, please file your agreements with Petrobras for the supply of propylene with your next report.

After consideration of the Staff’s views as expressed in the Staff’s October 26, 2011 letter, the Company will file its naphtha supply contracts with Petrobras as exhibits to its annual report on Form 20-F for the fiscal year ending December 31, 2011. Because the Company believes that these contracts contain certain highly sensitive terms the disclosure of which could cause commercial harm to the Company, the Company will seek confidential treatment of these terms at the time of the filing of these contracts.

With respect to the Company’s propylene contracts with Petrobras, the Company notes that there was a typographical error in the sixth paragraph of its response to comment 20 contained in the Company’s letter dated September 30, 2011. In the fourth sentence of that paragraph, which has been quoted by the Staff in the comment above, the Company inadvertently stated that “the loss of supply under all of the propylene supply contracts with Petrobras would not lead to a decline in net sales of substantially less than 16.7%.” This text should have read: “the loss of supply under all of the propylene supply contracts with Petrobras would lead to a decline in net sales of substantially less than 16.7%.” Because the Company supplies approximately 60% of its own propylene requirements for its Brazilian operations and sales revenue generated by sales of propylene from its Brazilian operations accounted for only 16.7% of its consolidated net sales revenue in 2010, the Company does not believe that the loss of the propylene supplied by Petrobras would not reduce the Company’s revenues by more than 7%. The Company does not believe that this amount is material in the context of its analysis as to whether the Company is substantially dependent on its contracts with Petrobras for the supply of propylene.

* * *

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments.  Should you have any additional questions or concerns, please contact Joel Benedito Junior at +55-11-3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/   Marcela Aparecida Drehmer Andrade

Name: Marcela Aparecida Drehmer Andrade

Title: Chief Financial Officer

Braskem S.A.

cc:       Tricia Armelin

            Anne McConnell

            Pamela Long

                        Securities and Exchange Commission